Mail Stop 4561   June 24, 2008

Clyde A. McArthur
President and Chief Executive Officer
Home Federal Holdings Corporation
4271 Mundy Mill Road
Oakwood, GA 30566

>   **Re: Home Federal Holdings Corporation**
>   **Registration Statement on Form S-1**
>   **Filed June 10, 2008**
>   **File No. 333-151561**

Dear Mr. McArthur:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   It appears that while you have registered the common stock underlying the
        warrants, you have not included those shares as part of the prospectus. Please
        advise the staff whether you plan to revise the prospectus to include the
        underlying shares after the offering is complete and whether you intend to keep
        the prospectus current while the warrants are exercisable.

2.   Please include a brief discussion of the current economic environment in south
        Hall County. Where appropriate, discuss the effect you believe current economic

       conditions will have on the bank. For example, describe whether you anticipate making fewer loans due to reduced building efforts and/or fewer home purchases in the bank's market area.

3.   Disclose whether making subprime or low documentation loans will be part of the bank's business strategy.

4.   You disclose that the amount outstanding under the line of credit will be repaid once the funds from the subscription escrow account are released. However, according to your disclosure, the loan was due on June 6, 2008, which has already passed. Please discuss the implications, such as penalties and interest, which are likely to result from untimely repayment, or, if the due date has been extended, please disclose the new due date.

5.   Prior to the effectiveness of the registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority (formerly NASD). Refer to NASD Rule of Conduct 2710.

6.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

7.   Please advise the staff regarding any moneys, other than salaries, paid to the organizers, proposed board members or proposed officers of Home Federal. Please also discuss any payments to affiliates, family members or affiliated entities of the organizers, board members or officers.

Prospectus Cover Page

8.   Revise the cover page to list Commerce Street Capital as an underwriter. Please refer to Item 501(b)(8) of Regulation S-K.

Summary

9.   Please revise the preamble to state that it provides an overview of the "material" aspects of the offering and remove the middle sentence.

10.   Revise the Offering Conditions subsection to clarify, if true, that you must receive subscriptions worth $15,750,000 in order to break escrow.

11.   Revise the Summary to discuss the impact upon the investment by subscribers in the event of a liquidation after you have broken escrow, including the payment of any expenses.

Risk Factors, page 8

12.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer investors assurances as to certain aspects of the offering. Instead of stating the company's inability to offer assurances, revise the disclosure to merely discuss the material risks posed by the uncertainties addressed rather than your ability to offer assurance. Please refer to page 8, 9, 11 and 12.

Management's Discussion and Analysis, page 23

13.   Revise your disclosure to discuss the consulting services which Home Federal has purchased during the organizational phase. Also, please discuss the services and duties of the employees who have been paid during the organizational phase.

Description of Proposed Business

Market Opportunities

Competition, page 27

14.   Please revise this section to more clearly describe what the Herfindahl-Hirschman Index tells investors about the bank's market area.

Management

General, page 35

15.   Please disclose the names of the de-novo entities of which Mr. McArthur helped to organize and open.

Executive Compensation, page 41

16.   Item 402(a)(3)(ii) of Regulation S-K requires disclosure of the compensation paid to a registrant's principal financial officer. Please confirm that you did not have a person acting in a capacity similar to a principal financial officer during the last year. If an individual did serve in a capacity similar to a principal financial officer, please provide the information required by Item 402 of Regulation S-K.

Undertakings, page II-3

17.   Please include the undertaking required by Item 512(f) of Regulation S-K.

Exhibits

Exhibit 5.1

18.   Please revise the legality opinion to indicate that the warrants to be issued are legal, binding obligations of the registrant under the state contract law governing the warrant agreement.

                    *   *   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: By fax (404) 962-6548
        Larry W. Shackelford, Esq.
        Troutman Sanders LLP